20013057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Suite 2100
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandler & Company, P.C.
(Name – *if individual, state last, first, middle name*)

144 Gould Street, Unit #204	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
JUN 2 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marc A Teal
Signature

Executive Vice President
Title

Gina Ribeiro
Notary Public

GINA RIBEIRO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 3, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boston Capital Securities, Inc.

Financial Statements and Independent Auditor's Report

March 31, 2020

Boston Capital Securities, Inc.

Index

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Boston Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. as of March 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Boston Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Boston Capital Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Boston Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Boston Capital Securities, Inc.'s auditor since 2017.

Sandler & Company PC

Needham, Massachusetts
May 21, 2020

Massachusetts | Cayman Islands | New York

Boston Capital Securities, Inc.

Statement of Financial Condition

March 31, 2020

ASSETS

Cash and cash equivalents	$	82,675
Deposits		500
Total assets	$	83,175

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	19,731
Total liabilities		19,731
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value per share - 300,000 shares authorized, 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		2,521,479
Accumulated deficit		(2,457,795)
Treasury stock, 250 shares at cost		(250)
Total stockholder's equity		63,444
Total liabilities and stockholder's equity	$	83,175

See the accompanying notes to the financial statements

Boston Capital Securities, Inc.

Notes to Financial Statements

March 31, 2020

Note 1 - Organization

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to corporations. The Company was formed in 1982 in the state of Massachusetts. The Company currently is offering two types of investments, which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the "Fund" or the "Funds"). Investors in the Fund receive low-income housing and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second type of investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multi-family affordable housing apartment complex expected to qualify for the low-income housing and historic rehabilitation tax credits.

For the year ended March 31, 2020, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a registered FINRA Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

New revenue recognition guidance in ASC Topic 606, Revenue from Contracts with Customers, became effective for the Company in 2018. Management has reviewed the guidance in ASC Topic 606 and has determined that no change in the Company's existing revenue recognition policies was required.

Income Taxes

The Company accounts for income taxes in accordance with U.S. generally accepted accounting principles (GAAP), which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when

the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2016 remain open.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2020, include a money market fund which may be drawn upon at any time.

Leases

New lease reporting guidance in ASC Topic 842, Leases, went into effect for annual reporting periods beginning after December 15, 2018. Management has reviewed the guidance in ASC Topic 842 and has determined that it has had no effect on the Company's financial statements.

Note 3 - Income Taxes

During the year ended March 31, 2020, the Company's operations generated a taxable loss. The utilization of prior year's net operating losses resulted in a reduction of deferred tax assets and a corresponding reduction in the valuation allowance. The provision for income taxes for the year ended March 31, 2020 consists of the following components:

	Federal	State	Total
Deferred income tax benefit	$ (11,248)	$ (4,285)	$ (15,532)
Increase in valuation allowance	11,248	4,285	15,532
Income tax expense	$ -	$ -	$ -

Components of the deferred income tax provision for the year ended March 31, 2020, consist of the following:

Net operating loss and capital loss carryforwards	$ (9,810)
GAAP to tax timing differences	(5,722)
Deferred income tax provision	$ (15,532)

Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2020, result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

The deferred tax asset at March 31, 2020, is $607,978, which may be offset against future tax liabilities except for the capital loss deferred tax asset of $513,868, which can be used only to offset capital gains tax. The federal and state tax rates used to calculate the deferred tax asset were 21% and 8%, respectively. If not used, the carryforwards will expire between March 31, 2021, and March 31, 2038.

There is no certainty that deferred tax assets will be realized in future years. Accordingly, a valuation allowance offsetting the entire amount of the deferred tax asset has been recorded at March 31, 2020 and in prior years.

The deferred tax asset as of March 31, 2020, consists of the following:

Net operating loss carryforwards	$	88,388
Capital loss carryforwards		513,868
GAAP to tax timing differences		5,722
Total deferred tax assets		607,978
Valuation allowance		(607,978)
Net deferred tax assets	$	-

Note 4 - Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as the terms are defined in Rule 15c3-1. As of March 31, 2020, the Company had a "net capital" requirement of $5,000, whereas its actual "net capital" was $62,944. Rule 15c3-1 also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 0.31 to 1 as of March 31, 2020.

Note 5 - Related Party Transactions

Substantially all revenue is earned by acting as the registered broker dealer for the Funds which have an affiliate of BCS as general partner or advisor. For the year ended March 31, 2020, the Company earned selling commissions of $621,241 in connection with the sale of the limited partnership interest of the Funds. For the year ended March 31, 2020, $610,740 of selling commissions were in turn used to pay commissions to third-party broker/dealers.

Note 6 - Concentration of Credit Risk

The Company maintains its cash and cash equivalent balance in one financial institution located in Boston, Massachusetts. The balance in the account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the balance may exceed the FDIC limit; however, the Company has not experienced any losses with respect to its cash and cash equivalent balance in excess of government provided insurance. As of March 31, 2020, the Company's cash balance was fully insured.

Note 7 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date may require disclosure in the accompanying notes. Management evaluated the activity of the Company through May 21, 2020, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

In January 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern." Given the ongoing uncertainty of the situation and the continued duration of business disruption the related financial impact cannot be reasonably estimated at this time.